SIMPSON THACHER & BARTLETT LLP

CityPoint

One Ropemaker Street

London EC2Y 9HU, England

Direct Dial:	E-mail Address:
+44 (0)20 7275 6558	nshaw@stblaw.com

April 16, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Document Control—Edgar

Re:	KASLION Acquisition B.V. Common Stock Offering

Ladies and Gentlemen:

On behalf of KASLION Acquisition B.V. (the “Company”), we hereby transmit for electronic filing, pursuant to Rule 101(a) of Regulation S-T of the Securities Act of 1933, the Company’s registration statement on Form F-1 for the above-referenced transaction.

Should you have any questions regarding this filing, please do not hesitate to contact me (phone: +44 (0)20 7275 6558; fax: +44 (0)20 7275 6502).

Very truly yours,

/s/ Nicholas J. Shaw

Nicholas J. Shaw

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